UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CORVU CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

221011 109

(CUSIP Number)

Johan Magnusson Gedda

Rocket Software, Inc.

275 Grove Street

Newton, MA 02466

617 614 4321

Copy to:

David Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue

Los Angeles, CA 90071

213 680 6560

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), 13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. Of Above Persons (Entities Only)

Rocket Software, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source Of Funds (See Instructions)

WC*
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant To Items 2(D) or 2(E)	☐

6.	Citizenship or Place of Organization

Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power

8. Shared Voting Power

10,102,745**
9. Sole Dispositive Power

10. Shared Dispositive Power

10,102,745**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,102,745**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented By Amount In Row (11)

20.4%
14.	Type of Reporting Person (See Instructions)

CO

*	No payment was made to the holders of the shares subject to the Option and Support Agreements described in Item 5 of this Schedule 13D upon execution thereof. To the extent that the Reporting Persons hereafter exercise the purchase options set forth therein, it is anticipated that the funds necessary for such exercise will come from the working capital of the Reporting Person.
**	See Item 5

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of CorVu Corporation (the “Issuer”), a corporation organized under the laws of the State of Minnesota, whose principal executive office is at 3400 West 66th Street, Edina, Minnesota, 55435.

Item 2. Identity and Background

This Schedule 13D is filed on behalf of Rocket Software, Inc. (“Rocket”), a corporation organized under the laws of the State of Delaware, whose principal executive office is at 275 Grove Street, Newton, Massachusetts, 02466.

Rocket is a global software development firm that builds enterprise infrastructure products.

During the last five years, neither Rocket, nor to its knowledge, any of its executive officers or directors (as set forth in Schedule A attached), has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Each executive officer and director of Rocket is a citizen of the United States, except as otherwise set forth in Schedule A.

Item 3. Source and Amount of Funds or Other Consideration

In connection with Rocket entering into the Merger Agreement (as defined in Item 4 below), each of Justin MacIntosh, Delia MacIntosh and ComVest Investment Partners II LLC (each, a “Stockholder” and together, the “Stockholders”), on the one hand and solely in their capacities as stockholders of the Issuer, and Rocket, on the other hand, entered into separate Option and Support Agreements dated March 5, 2007 (collectively, the “Option and Support Agreements”) with respect to certain shares of Common Stock owned by the respective Stockholders. The terms of the Option and Support Agreements are described in greater detail in Item 4 below. No payment was made to the Stockholders upon execution and delivery of such agreements, and shares of the Common Stock subject to the Option and Support Agreements have not been purchased by Rocket pursuant to the Option and Support Agreements, and thus no funds were used for such purpose.

Item 4. Purpose of Transaction

The purpose of Rocket’s entering into the Option and Support Agreements covering the shares of Common Stock to which this Schedule 13D relates is to facilitate the transactions contemplated by the Agreement and Plan of Merger dated as of March 5, 2007 (the “Merger Agreement”), among the Issuer, Rocket and Rocket Software Minnesota, Inc. a wholly-owned subsidiary of Rocket (“Newco”).

Pursuant to the Merger Agreement, Newco will be merged with and into the Issuer, with the Issuer surviving the merger as a wholly-owned subsidiary of Rocket (the “Merger”). Upon the closing of the Merger, holders of Common Stock will receive $0.40 per share of Common

Stock and holders of Series B Convertible Preferred Stock, par value $0.01 per share (the “Series B Stock”), will receive for each outstanding share of the Series B Stock, an amount equal to the sum of $1.00 plus the amount obtained by dividing the per share merger consideration payable per share of Common Stock ($0.40) by 0.3 (carried out to five decimal places).

Consummation of the Merger is subject to various conditions, including, among other things: (a) approval of the Merger by the stockholders of the Issuer and (b) the satisfaction or valid waiver of all required closing conditions.

The following is a description of the relationship among Rocket and the Stockholders established under the Option and Support Agreements; however, this description is not an affirmation or admission by Rocket of the existence of any group for purposes of Section 13(d)(3) or Section 13(g)(3) of the Act, or Rule 13d-5(b)(1) thereunder.

In order to induce Rocket to enter into the Merger Agreement, the Stockholders entered into the Option and Support Agreements with Rocket.

Pursuant to the Option and Support Agreements each respective Stockholder agreed, under certain terms and conditions, to vote certain shares of Common Stock in favor of the Merger, as follows:

Justin MacIntosh agreed to vote 70,011 shares, Delia MacIntosh agreed to vote 1,398,952 shares and ComVest Investment Partners II LLC (“ComVest”) agreed to vote 8,633,782 shares, in favor of the Merger.

In addition, pursuant to the Option and Support Agreements, each of the Stockholders agreed to vote these same shares against certain other acquisition proposals made by third parties, as described in greater detail in such agreements.

Each of the Stockholders also granted Rocket a proxy to vote these same shares if the Stockholder does not take certain actions specified in the agreement that are consistent with such Stockholder’s voting covenants. Each proxy and all of the voting covenants in the Option and Support Agreements terminate upon the termination of the Merger Agreement and the payment to Rocket of a termination fee in connection with such termination in accordance with the terms of the Merger Agreement.

Pursuant to the Option and Support Agreements, each of the Stockholders also granted to Rocket an option (the “Option”) to purchase the number of shares of Common Stock, subject to such Stockholder’s respective Option and Support Agreement, at a purchase price of $.40 per share. These Options are exercisable at any time within nine (9) months following certain “Designated Events” (as defined in Section 2.1 of the Option and Support Agreements), which Designated Events are beyond Rocket’s control.

The foregoing descriptions of the Option and Support Agreements and the Merger Agreement are qualified in their entirety by reference to such respective agreements, copies of which are filed as exhibits to this Schedule 13D.

Except as described in this Schedule 13D, neither Rocket, nor, to the knowledge of Rocket any of the executive officers or directors named on Schedule A attached hereto, has any plans or proposals that relate to or would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) The Issuer has represented to Rocket in the Merger Agreement that there were 49,527,274 shares of Common Stock outstanding as of the close of business on March 5, 2007. By virtue of the Option and Support Agreements, and notwithstanding the conditions to the exercise of the proxy and purchase rights granted therein that are beyond Rocket’s control, Rocket may be deemed to have beneficial ownership of 10,102,745 shares, or 20.4%, of the outstanding Common Stock.

The directors and officers of Rocket identified on Schedule A also may be deemed to beneficially own the shares subject to the Option and Support Agreement by virtue of their direct or indirect control of Rocket. However, each such director and officer expressly disclaims any beneficial ownership of such shares. Further, to the knowledge of Rocket, no executive officer or director named on Schedule A attached hereto beneficially owns any shares of Common Stock.

(b) Pursuant to the Option and Support Agreements, Rocket may be deemed to have shared voting power with respect to: (i) 8,633,782 shares beneficially owned by ComVest; (ii) 70,011 shares beneficially owned by Justin MacIntosh; and (iii) 1,398,952 shares beneficially owned by Delia MacIntosh. Rocket is not entitled to any rights as a stockholder of the Issuer as to the shares of Common Stock covered by this Schedule 13D, except to the limited extent of the proxies granted under and voting provisions of the Option and Support Agreements.

(c) Other than as disclosed in this Schedule 13D, neither Rocket nor any executive officer or director named on Schedule A attached, has effected any transaction in the Common Stock during the past 60 days.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See “Item 4. Purpose of Transaction” for a description of the Option and Support Agreements and the Merger Agreement, which are qualified in their entirety by reference to the respective agreements which are filed as exhibits hereto. Copies of the Option and Support Agreements are filed as Exhibits 99.1 through 99.3 attached hereto and are incorporated by reference into this Item 6.

Item 7. Material to Be Filed as Exhibits

The following are attached as exhibits:

Exhibit 99.1	Option and Support Agreement dated as of March 5, 2007, between Rocket Software, Inc. and ComVest Investment Partners II

Exhibit 99.2	Option and Support Agreement dated as of March 5, 2007, between Rocket Software, Inc. and Justin MacIntosh

Exhibit 99.3	Option and Support Agreement dated as of March 5, 2007, between Rocket Software, Inc. and Delia MacIntosh

Exhibit 99.4	Agreement and Plan of Merger

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 14, 2007
Date

/s/ Johan Magnusson Gedda
Signature

Johan Magnusson Gedda, Executive Vice President
Name/Title

EXHIBIT INDEX

Exhibit 99.1	Option and Support Agreement dated as of March 5, 2007, between Rocket Software, Inc. and ComVest Investment Partners II

Exhibit 99.2	Option and Support Agreement dated as of March 5, 2007, between Rocket Software, Inc. and Justin MacIntosh

Exhibit 99.3	Option and Support Agreement dated as of March 5, 2007, between Rocket Software, Inc. and Delia MacIntosh

Exhibit 99.4	Agreement and Plan of Merger

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS

The name, position, principal business address and present principal occupation or employment of each of the directors and officers of Rocket Software, Inc. are set forth below. Each person identified is a United States citizen, with the exception of Mr. Magnusson Gedda, who is a citizen of Sweden.

Rocket Software, Inc.

Name	Position with Rocket Software, Inc.	Present Principal Occupation	Principal Business Address
Andrew Youniss	Chief Executive Officer, Director of Rocket Software, Inc.	Chief Executive Officer, Director of Rocket Software, Inc.	275 Grove Street Newton, MA 02466

Johan Magnusson Gedda	Executive Vice President, Director of Rocket Software, Inc.	Self-employed entrepreneur	275 Grove Street Newton, MA 02466

Matthew Kelley	Chief Technology Officer, Director of Rocket Software, Inc.	Chief Technology Officer, Director of Rocket Software, Inc.	275 Grove Street Newton, MA 02466

Michael Beasley	Chairman, Director of Rocket Software, Inc.	Principal of Beasley Consulting, Inc.	2120 Rolling Hills Drive, Morgan Hill, CA 95037

Joseph Manning	Chief Financial Officer of Rocket Software, Inc.	Chief Financial Officer of Rocket Software, Inc.	275 Grove Street Newton, MA 02466

Troy Heindel	Chief Operating Officer of Rocket Software, Inc.	Chief Operating Officer of Rocket Software, Inc.	275 Grove Street Newton, MA 02466